BARNETT & LINN
ATTORNEYS AT LAW
1600 E. Florida Avenue, Suite 214 • Hemet, CA 92544
www.barnettandlinn.com

WILLIAM B. BARNETT		TELEPHONE: 818-436-6410
Attorney/Principal		FACSIMILE: 818-223-8303
wbarnett@wbarnettlaw.com

November 25, 2020

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	Jan Woo, Chief
Matthew Derby, Staff Attorney
Robert Littlepage, Accounting Branch Chief
Katheryn Jacobson, Staff Accountant

Re:	Powerdyne International, Inc. (“Registrant” and/or “Company”)
Amendment No. 1 to Registration Statement on Form 10
Filed on October 6, 2020
File No. 000-53259

Gentlepersons:

The Registrant hereby files its Amendment No. 1 to Registration Statement on Form 10 (“Amendment No.1”). The Amendment No. 1 has been revised in accordance with the Commission’s comment letter dated November 2, 2020 (“Comment Letter”).

To assist the staff in its review of Registrant’s responses, we have provided a copy of Amendment No. 1 “marked to show changes”, and our responses below correspond to each comment number in the Comment Letter.

Registration Statement on Form 10

Item 1. Description of Business, page 4

1. In accordance with your comment we have added disclosure to page 5 relating to products and available materials.

Jumpstart Our Business Startups Act, page 6

2. In response to your comment, we deleted reference to a strategic alliance. The company that the registrant was discussing a strategic alliance has recently been going through some financial difficulties and its future is uncertain.

Products, page 4

3. In accordance with your comment, we have added disclosure relating to fuel costs and financing costs.

Cautionary Note Regarding Forward-Looking Statements, page 6.

4. In accordance with your comment, we have revised this paragraph.

Item 2. Financial Information, page 8

5. In accordance with your comment, we have revised this paragraph. The company is not actively pursuing the purchase of cryptocurrency. The Company’s focus is on the providing power solutions to its future clients.

Item 2. Financial Information

Results of Operations- The Year Ended December 31, 2019 compared to the Year Ended December 31, 2018.

Results of Operations-The six months ended June 30 2020 compared to the six months ended June 30, 2019, page 9.

6. We have included nine months financial statements in place of six months financial statements. In accordance with your comment we have describe source of revenues for December 31, 2019 and discussed the decline in revenues between nine months ended September 30, 2020 and nine months ended September 30, 2019.added disclosure regarding the funding of operations.

Liquidity and Capital Resources, page 9

7. In accordance to your comment, we have added disclosure regarding funding requirements for the next 12 months.

Certain Relationships and Related transactions, page 13

8. In accordance with your comment, we have added disclosure relating to related party transactions for the past year.

Balance Sheet (Audited)

December 31, 2019 and December 31, 2018, page F-4

9. In accordance with your comment, we have added the definition of “Accrued revenue”.

Statements of Cash Flows (Audited)

For the years ended December 31, 2019 and December 31, 2018, page F-7

10. In accordance with your comment, we have revised our presentation under “Principal paid on Notes-payable-related parties”.

11. In accordance with your comment, we have moved the $14,000 advance from “operating activities to “financing activities”.

7. Common Stock, page F-13

12. In accordance with your comment, we have added the “nature of services rendered” by the consultant.

Consolidated Statements of Cash Flows

For Six Months ended June 30, 2020 and June 30, 2019, page F-23

13. The Registrant has included nine months financial statements in place of six months financial statements. In accordance with your comment we have moved the advances of $1,022 and $4,400 to financing activities.

8. Related Party-Promissory Note, page F-32

14. In accordance with your comment, we have revised our disclosure regarding “debt extinguishment”.

General

15. In accordance with your comments, we have deleted reference to “emerging growth company”.

In view of our financial statements going “stale”, we have included in Amendment No. 1 interim financial statements for the quarter ended September 30, 2020.

We believe that we have responded to all your comments fairly and reasonably. Please do not hesitate to contact the undersigned as soon as possible should you have any further questions or comments.

Thank you for your cooperation and courtesies in this matter.

Very truly yours,

Barnett & Linn

William B. Barnett

WBB: lg
cc/ Mr. O’Rourke, CEO